APPENDIX M

PROXY VOTING POLICY AND PROCEDURES

Adopted October 5, 2004

Revised as of December 22, 2021

I.	Policy

Proxy voting is an important right of shareholders and reasonable care and diligence must be undertaken to ensure that such rights are properly and timely exercised. When the Adviser has discretion to vote the proxies of its clients, it will vote the proxies in a manner that is consistent with what it believes to be the best interests of such clients and in accordance with these policies and procedures. In the absence of specific voting guidelines from a client, the Adviser will generally vote proxies for clients with the same or substantially similar investment strategies and objectives the same way.

II.	Use of Third-Party Proxy Voting Service

Retention of Proxy Voting Service

The Adviser has entered into an agreement with an independent third-party proxy voting service (the “Proxy Voting Service”) to provide the Adviser with its research and voting recommendations on proxies and to facilitate the electronic voting of proxies.

The Adviser has instructed the Proxy Voting Service to execute all proxies in accordance with its recommendations unless instructed otherwise by the Adviser.

The Adviser will seek to consider whether the Proxy Voting Service has the capacity and competency to adequately analyze the matters for which the Adviser is responsible for voting, taking into account (as applicable):

●	The adequacy and quality of the Proxy Voting Service’s staffing, personnel and/or technology;

●	Whether the Proxy Voting Service has an effective process for seeking timely input from issuers and Proxy Voting Service clients with respect to, among other things, its proxy voting policies, methodologies, and peer group constructions;

●	Whether the Proxy Voting Service has adequately disclosed to the Adviser its methodologies in formulating voting recommendations, such that the Adviser understands the factors underlying the Proxy Voting Service’s recommendations;

●	The nature of any third-party information sources that the Proxy Voting Service uses as a basis for its voting recommendations; and

●	The Proxy Voting Service’s policies and procedures regarding how it identifies and addresses conflicts of interest.

Conflicts of Interest of the Proxy Voting Service

The Compliance Officer will examine information provided by the Proxy Voting Service that describes conflicts to which the Proxy Voting Service is subject or otherwise obtained by the Adviser. The Adviser will seek to require that the Proxy Voting Service promptly provide updates to the Compliance Officer of business changes that might affect or create conflicts and of changes to the proxy voting service’s conflict policies and procedures.

If, as a result of the Compliance Officer’s examination of the Proxy Voting Service’s conflicts of interest, a determination is made that a material conflict of interest exists, the Compliance Officer will determine whether to follow the Proxy Voting Service’s recommendation with respect to the proxy or take other action with respect to the proxy (such as follow the Adviser’s general proxy voting guidelines, if applicable).

To the extent the Adviser’s votes are pre-populated on the Proxy Voting Service’s electronic voting platform, the Compliance Officer will seek to ensure that the Proxy Voting Service would not be permitted to utilize information regarding how the Adviser intends to vote (or the aggregated voting intentions of the Proxy Voting Service’s clients) in a manner that would not be in the best interest of the Adviser’s clients.

Periodic Review of Proxy Voting Service’s Policies and Procedures and Continued Retention of the Proxy Voting Service

The Compliance Officer will periodically review the Proxy Voting Service’s policies and procedures for:

●	Adequacy in identifying, disclosing and addressing actual and potential conflicts of interest, including conflicts relating to the provision of proxy voting recommendations and proxy voting services generally, conflicts relating to activities other than providing proxy voting recommendations and proxy voting services, and conflicts presented by certain affiliations;

●	Adequate disclosure of the Proxy Voting Service’s actual and potential conflicts of interest with respect to the services the Proxy Voting Service provides to the Adviser; and

●	Adequacy in utilizing technology in delivering conflicts disclosures that are readily accessible.

The Adviser shall review periodically the proxy voting policies, procedures and methodologies, conflicts of interest and competency of the Proxy Voting Service. The Adviser will also review the continued retention of the Proxy Voting Service, including whether any relevant credible potential factual errors, incompleteness or methodological weaknesses in the Proxy Voting Service’s analysis that the Adviser is aware of materially affected the research and recommendations used by the Adviser. In addition, the Adviser will also consider the effectiveness of the Proxy Voting Service’s policies and procedures for obtaining current and accurate information relevant to matters included in its research and on which it makes voting recommendations. This will include the Proxy Voting Service’s:

●	engagement with issuers, including the Proxy Voting Service’s process for ensuring that it has complete and accurate information about the issuer and each particular matter;

●	process, if any, for the Adviser to access the issuer’s views about the Proxy Voting Service’s voting recommendations in a timely and efficient manner;

●	efforts to correct any identified material deficiencies in its analysis;

●	disclosure to the Adviser regarding sources of information and methodologies used in formulating voting recommendations or executing voting instructions;

●	consideration of factors unique to a specific issuer or proposal when evaluating a matter subject to a shareholder vote; and

●	updates to its methodologies, guidelines and voting recommendations on an ongoing basis, including in response to feedback from issuers and their shareholders.

The Adviser will seek to require the Proxy Voting Service to update the Adviser regarding business changes that are material to the services provided by the Proxy Voting Service to the Adviser. The Adviser will consider whether the bases on which it made its initial decision to retain the Proxy Voting Service has materially changed, and will document such review.

At a minimum annually, or more frequently as deemed necessary, the Compliance Officer will seek to ensure that a review of the independence and impartiality of the Proxy Voting Service is carried out, including obtaining certification or other information from the Proxy Voting Service to enable the Adviser to make such an assessment. The Compliance Officer will also monitor any new SEC interpretations regarding the voting of proxies and the use of third-party proxy voting services and revise the Adviser’s policies and procedures as necessary.

III.	Proxy Voting Procedures

Proxies relating to securities held in client accounts will be sent directly to the Proxy Voting Service. If a proxy is received by the Adviser and not sent directly to the Proxy Voting Service, the Compliance Officer will promptly forward it to the Proxy Voting Service. In the event that (a) the Proxy Voting Service is unable to complete/provide its research regarding a security on a timely basis, (b) the Compliance Officer or the Proxy Voting Service determines that the Proxy Voting Service has a conflict of interest with respect to voting a proxy, or (c) the Adviser has made a determination that it is in the best interests of the Adviser’s clients for the Adviser to vote a proxy, the Adviser’s general proxy-voting procedures are required to be followed, as follows. The Compliance Officer will:

●	Keep a record of each proxy received;

●	Forward the proxy to the portfolio management team;

●	Determine which accounts managed by the Adviser hold the security to which the proxy relates;

●	Provide the portfolio management team with a list of accounts that hold the security, together with the number of votes each account controls (reconciling any duplications), and the date by which the Adviser must vote the proxy in order to allow enough time for the completed proxy to be returned to the issuer prior to the vote taking place;

●	Absent material conflicts (see Section V below), the portfolio management team will determine how the Adviser will vote a proxy and communicate this determination to the Compliance Officer. The Compliance Officer is responsible for completing the proxy and mailing or otherwise submitting the proxy in a timely and appropriate manner;

●	Perform reconciliations to ensure that all proxies are voted (e.g., reconcile the list of clients for which the Adviser has proxy voting obligations against a list of votes cast by the Adviser or by the Proxy Voting Service for clients) or that the Adviser has determined that not voting for a particular client is appropriate; and

●	The Proxy Voting Service will pre-populate the Adviser’s votes on the Proxy Voting Service’s electronic voting platform with the Proxy Voting Service’s recommendations based on the Adviser’s voting instructions to the Proxy Voting Service. To the extent the Adviser becomes aware that an issuer that is the subject of the Proxy Voting Service’s voting recommendation intends to file or has filed additional solicitating materials (“Additional Information”) after the Adviser has received the Proxy Voting Service’s voting recommendation

IV.	Voting Guidelines

but before the proxy submission deadline, and the Additional Information would reasonably be expected to affect the Adviser’s voting determination, the Adviser will consider the Additional Information prior to exercising voting authority to confirm that the Adviser is voting in its client’s best interest.

In the absence of specific voting guidelines from the client, the Adviser will vote proxies in the best interests of each particular client, which may result in different voting results for proxies for the same issuer. The Adviser believes that voting proxies in accordance with the following guidelines is in the best interests of its clients.

●	Generally, the Adviser will vote in favor of routine corporate housekeeping proposals, including election of directors (where no corporate governance issues are implicated), selection of auditors, and increases in or reclassification of common stock.

●	Generally, the Adviser will vote against proposals that make it more difficult to replace members of the issuer’s board of directors, including proposals to stagger the board, cause management to be overrepresented on the board, introduce cumulative voting, introduce unequal voting rights, and create supermajority voting.

●	For other proposals, the Adviser shall determine whether a proposal is in the best interests of its clients and may take into account the following factors, among others:

●	whether the proposal was recommended by management and the Adviser’s opinion of management;

●	whether the proposal acts to entrench existing management; and

●	whether the proposal fairly compensates management for past and future performance.

The Adviser will abstain from voting or affirmatively decide not to vote if the Adviser determines that abstention or not voting is in the best interests of the client. In making this determination, the Adviser will consider various factors, including, but not limited to, (i) the costs associated with exercising the proxy (e.g., translation or travel costs); (ii) any legal restrictions on trading resulting from the exercise of a proxy; and (iii) regulatory restrictions related to the Adviser’s relationship with affiliates. The Adviser may determine not to vote proxies relating to securities in which clients have no position as of the receipt of the proxy (for example, when the Adviser has sold, or has otherwise closed, a client position after the proxy record date but before the proxy receipt date).

V.	Conflicts of Interest

1.	In the event that the Adviser is directly voting a proxy, the Compliance Officer will examine conflicts that exist between the interests of the Adviser and its clients. This examination will seek to include a review of the relationship of the Adviser and its affiliates with the issuer of each security and any of the issuer’s affiliates to determine if the issuer is a client of the Adviser or an affiliate of the Adviser or has some other relationship with the Adviser or an affiliate of the Adviser.

2.	If, as a result of the Compliance Officer’s examination, a determination is made that a material conflict of interest exists, the Adviser will determine whether voting in accordance with the voting guidelines and factors described above is in the best interests of the client. If the proxy involves a matter covered by the voting guidelines and factors described above, the Adviser will generally vote the proxy in accordance with the voting guidelines. Alternatively, the Adviser may vote the proxy in accordance with the recommendation of the Proxy Voting Service.

The Adviser may disclose the conflict to the affected clients and, except in the case of clients that are subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), give the clients the opportunity to vote their proxies themselves. In the case of ERISA clients, if the Investment Management Agreement reserves to the ERISA client the authority to vote proxies when the Adviser determines it has a material conflict that affects its best judgment as an ERISA fiduciary, the Adviser will give the ERISA client the opportunity to vote the proxies themselves. Absent the client reserving voting rights, the Adviser will either vote the proxies in accordance with the policies outlined in Section III “Voting Guidelines” above or vote the proxies in accordance with the recommendation of the Proxy Voting Service.

VI.	Disclosure

(a)	The Adviser will disclose in its Form ADV Part 2 that clients may contact the Chief Compliance Officer, via e-mail or telephone, in order to obtain information on how the Adviser voted such client’s proxies, and to request a copy of these policies and procedures. If a client requests this information, the Chief Compliance Officer will prepare a written response to the client that lists, with respect to each voted proxy about which the client has inquired, (a) the name of the issuer; (b) the proposal voted upon; and (c) how the Adviser voted the client’s proxy.

(b)	A concise summary of this Proxy Voting Policy and Procedures will be included in the Adviser’s Form ADV Part 2A, and will be updated whenever these policies and procedures are updated. The Compliance Officer will arrange for a copy of this summary to be sent to all existing clients (who will already have been sent the Adviser’s Form ADV Part 2A) either as a separate mailing or along with periodic account statements or other correspondence sent to clients.

VII.	Recordkeeping

The Compliance Officer will maintain files relating to the Adviser’s proxy voting procedures in an easily accessible place. (Under the services contract between the Adviser and its Proxy Voting Service, the Proxy Voting Service will maintain the Adviser’s proxy-voting records). Records will be maintained and preserved for five years from the end of the fiscal year during which the last entry was made on a record, with records for the first two years kept in the offices of the Adviser. Records of the following will be included in the files:

(1)	Copies of this proxy voting policy and procedures, and any amendments thereto.

(2)	A copy of each proxy statement that the Adviser receives, provided, however, that the Adviser may rely on third parties or the SEC’s EDGAR system.

(3)	A record of each vote that the Adviser casts.

(4)	A copy of any document that the Adviser created that was material to making a decision how to vote proxies, or that memorializes the decision. (For votes that are inconsistent with the Adviser’s general proxy voting polices, the reason/rationale for such an inconsistent vote is required to be briefly documented and maintained).

(5)	A copy of each written client request for information on how the Adviser voted such client’s proxies, and a copy of any written response to any (written or oral) client request for information on how the Adviser voted its proxies.

VIII.	Additional Procedures

Due Diligence. The Compliance Officer will periodically review a sample of proxy votes to determine whether those votes complied with these policies and procedures.

Sampling Pre-Populated Votes. The Compliance Officer will periodically assess pre-populated votes shown on the Proxy Voting Service’s electronic voting platform before such votes are cast.

Consideration of Additional Information. In addition to voting recommendations from the Proxy Voting Service, the Adviser will consider additional information related to a proposal such as a shareholder proponent’s subsequently filed additional definitive proxy materials or other relevant, material information conveyed by an issuer or shareholder proponent to the Adviser.

Higher Degree of Analysis. The Adviser will conduct a higher degree of analysis with respect to proposals that concern matters not addressed in these policies and procedures or where the matter is highly contested or controversial.

Material Inaccuracies. If the Adviser becomes aware of any material inaccuracies in the information provided by the Proxy Voting Service, the Compliance Officer will investigate the matter to determine the cause, evaluate the adequacy of the Proxy Voting Service’s control structure and assess the efficacy of the measures instituted to prevent further errors.

Annual Review. The Compliance Officer shall review, no less frequently than annually, the adequacy of these policies and procedures to make sure they have been implemented effectively, including whether the policies and procedures continue to be reasonably designed to ensure that proxies are voted in the best interests of its clients. As part of this review, the Compliance Officer may review a sample of votes cast (including a sample of proxy votes related to proposals requiring more issuer-specific analysis (e.g., mergers, acquisitions, dissolutions, conversions, consolidations or contested elections for directors) and controversial issues) to determine whether those votes were made in accordance with these policies and procedures. The Compliance Officer/operations department will also review the Adviser’s client disclosures (e.g., the Adviser’s Form ADV, private fund offering documentation, due diligence questionnaires and marketing materials) regarding its proxy voting policies and procedures.